

Mail Stop 3561

October 27, 2009

Ms. Elaine D. Crowley
Executive Vice President - Chief Financial Officer
Michaels Stores, Inc.
8000 Bent Branch Drive
Irving, Texas 75063

      Re: Michaels Stores, Inc.
             Form 10-K for Fiscal Year Ended January 31, 2009
             Filed April 2, 2009
             Form 10-Q for Fiscal Quarter Ended August 1, 2009
             Filed September 4, 2009
             Form 8-K Filed August 25, 2009
             File No. 1-9338

Dear Ms. Crowley:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and will make no further review of your documents. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Policies and Estimates, page 23

1.   Your discussion should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and operating performance. As such, please provide quantitative as well as qualitative disclosure when quantitative information is reasonably available. In addition, please:

   o   provide an analysis of the uncertainties involved in applying critical accounting principles or the variability that is reasonably likely to result from their application over time;

   o   address why estimates or assumptions bear the risk of change and analyze, to the extent material, such factors as how you arrived at each estimate, how accurate your estimates/assumptions have been in the past, how much your estimates/assumptions have changed in the past and whether the estimates/assumptions are reasonably likely to change in the future; and

   o   provide sensitivity analyses based on other outcomes that are reasonably likely to occur and would have a material effect unless the estimates involve multiple, inter-related assumptions, such as those use for evaluating goodwill for impairment.

Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Item 9A. Controls and Procedures, page 35

2.   We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that you file or submit under the Securities and Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that you file or submit under the Securities and Exchange Act is accumulated and communicated to management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. As such, please include the entire definition of disclosure controls and procedures in the conclusion of your chief executive officer and chief financial officer regarding the effectiveness of your disclosure controls and procedures. In addition, since the conclusion of your chief executive officer and chief financial officer includes the concept of "reasonable

assurance," please disclose that your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives. Alternatively, simply disclose that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at the end of the period. Refer to Item 308 of Regulation S-K, Exchange Act Rule 13a-15(e) and Section II.F.4 of SEC Final Rule Release No. 34-48960: Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Management's Report on Internal Control over Financial Reporting, page 35

3.   We note your statement that "management believes that we maintained effective internal control over financial reporting as of January 31, 2009." It does not appear that your statement complies with Item 308(a)(3) of Regulation S-K, which requires a statement as to whether or not internal control over financial reporting is effective. Please provide the required statement.

Consolidated Financial Statements and Supplementary Data

Consolidated Statements of Stockholders' (Deficit) Equity, page F-7

4.   Please provide the following additional disclosures:
   o display each component of other comprehensive income as required by paragraph 22 of SFAS 130 (FASB ASC 220-10-45-8);
   o disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income either on the face of the statement or in the notes to the financial statements as required by paragraph 25 of SFAS 130 (FASB ASC 220-10-45-45-12); and
   o disclose accumulated balances for each classification of accumulated other comprehensive income on the face of the statement, in the balance sheet, or in notes to the financial statements as required by paragraph 26 of SFAS 130 (FASB ASC 220-10-45-14).

Notes to Consolidated Financial Statements, page F-8

Note 2. Discontinued Operations, page F-13

5.   Please tell us the facts and circumstances that support the conclusion that your concept businesses discontinued in 2007 meet the conditions in paragraph 42 of SFAS 144 (FASB ASC 205-20-45-1) for reporting in discontinued operations. Specifically address the concept of migration discussed in paragraph 6 of EITF 03-13 (FASB ASC 205-20-55-7). In that regard, it appears that Recollections sold scrapbooking merchandise, which appears to be a significant product category of Michaels stores, and that Star also sold products which are similar to those sold by Michaels stores.

Note 8. Share-Based Compensation, page F-23

6.   Please tell us how you determine the value of your common stock when estimating the fair value of stock options and restricted stock awards. Please also tell us why the current value of your common stock and the assumptions used to determine the current value of shares underlying options are not considered significant assumptions that should be disclosed in accordance with paragraph A240.e. of SFAS 123(R) (FASB ASC 718-10-50-2f.).

7.   We note that you do not disclose information required by paragraph A.240 of SFAS 123(R) (FASB ASC 718-150-2) with respect to non-vested restricted stock awards to the extent applicable. Please advise.

Note 14. Segment and Geographic Information, page F-28

8.   We note that you report earnings before interest, income taxes, discontinued operations, goodwill impairment, depreciation and amortization as the measure of segment profit or loss pursuant to paragraph 27 of SFAS 131 (FASB ASC 280-19-50-22), and that you characterize the measure as EBITDA. Since the measure excludes goodwill impairment, you should not define the measure as "EBITDA." Please revise the title of your segment profit or loss measure to clearly identify the earnings measure being used and all adjustments.

Note 16. Condensed Consolidating Financial Information, page F-30

9.   Please disclose, if true, that each subsidiary guarantor is 100% owned by the parent, all guarantees are full and unconditional and all guarantees are joint and several. Otherwise provide a separate column for each subsidiary guarantor that is not 100% owned, whose guarantee is not full and unconditional, or whose guarantee is not joint and several with the guarantees of other subsidiaries. Also provide separate financial statements for each of these subsidiary guarantors unless the only condition not satisfied is that the guarantee is not joint and several. Refer to Rule 3-10 of Regulation S-X.

Form 10-Q for Fiscal Quarter Ended August 1, 2009

10.   Please address the comments above in your interim filings to the extent applicable.

Note 2 – Share-Based Compensation, page 7

11.   Please tell us how you accounted for the exchange offer and why your accounting
        treatment complies with paragraph 51 of SFAS 123(R) (FASB ASC 718-20-35-3). In
        your response, please provide the following information:

        o   the portion of the grant-date fair value of the original awards for which requisite
            service is expected to be rendered (or has already been rendered);
        o   the incremental cost resulting from the modifications;
        o   the fair value of the original share options at the exchange date;
        o   the additional compensation cost recognized on vested options;
        o   the additional compensation cost to be recognized on unvested options expected to
            vest; and
        o   the reasons for the decline in fiscal 2009 share-based compensation cost as a result of
            the exchange.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18

12.   Please tell us how you determine the effective tax rate used in computing income tax
        provisions in interim periods and why your policy complies with paragraph 19 of APB 28
        (FASB ASC 740-270-30-8).

Form 8-K Filed August 25, 2009

13.   Please refer to the comment above regarding your characterization of earnings before
        interest, taxes, discontinued operations, goodwill impairment, depreciation and
        amortization as "EBITDA," and revise the title of the measure to clearly identify the
        earnings measure being used and all adjustments. Similarly revise the title of "Adjusted
        EBITDA." In addition, please tell us why your disclosure of "EBITDA" as a non-GAAP
        measure is consistent with your disclosure of "EBITDA" as the GAAP segment profit or
        loss measure reported in your financial statements. Finally, please thoroughly discuss
        why "Adjusted EBITDA" is useful to investors. For example, please discuss how the
        measure enables investors to evaluate operating performance and your ability to service
        debt when the measure excludes certain costs and expenses and/or cash flows. Refer to
        Regulation G, Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K.

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our comments and
provides any requested information. Detailed letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact me at (202) 551-3344 if you have any questions regarding these comments.

Sincerely,

William H. Thompson
Accounting Branch Chief